UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42444

YSX TECH. CO., LTD

401, 4 / F, Building 12, 1601 South Guangzhou Avenue, Haizhu District,
Guangzhou, Guangdong, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to provide the home country rule exemption disclosure to be included in the next Form 20-F of YSX TECH. CO., LTD, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), for the fiscal year ending March 31, 2025.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval for certain dilutive events, including:

a.	issuance of securities in connection with the acquisition of the stock or assets of another company;

b.	issuance of securities that will result in a change of control of the Company;

c.	issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended; and

d.	certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD

Date: May 29, 2025	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer

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